
September 27, 2010

Mr. Ofer Bloch, Chief Executive Officer
Hadera Paper Ltd.
1 Meizer St. Industrial Zone
P.O. Box 142
Hadera 38101, Israel

>   **Re: Hadera Paper Ltd.**
>   **December 31, 2009 Form 20-F**
>   **Filed June 16, 2010**
>   **Response Letter dated September 7, 2010**
>   **File No. 1-04212**

Dear Mr. Bloch:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Notes to Consolidated Financial Statements, page F-9

Note 19 – Segment Information, page F-91

1.   We note in your response to comment one of our letter dated August 26, 2010 that the operations of Amnir Recycling Industries Ltd. ("Amnir") and Hadera Paper Industries Ltd. ("HPI"), which includes the operations of Hadera Paper Development & Infrastructures Ltd. ("HPD&I"), constitute a single operating segment and are included in the packaging paper segment. Please advise us of the following:

>   a.   clarify for us which reportable segment includes the results of these two companies as you do not disclose a reportable segment titled packaging paper; and

        b. further explain to us how you considered each of the items in paragraph 12 of IFRS 8 in your determination to aggregate the operations of Amnir and HPI within the applicable reportable segment.

2.   We note in your response to comment two of our letter dated August 26, 2010 that the information about product and services is included in Note 19 on the basis of the segmentation of the Company's subsidiaries. We further note in your Business Overview section on pages 14-29 that you provide certain services. Please quantify for us your revenue from services for the years ended 2007-2009. Also tell us where you have disclosed your revenue from services or, alternatively, explain to us why this information is not required to be disclosed.

3.   We note in your response to comment three of our letter dated August 26, 2010 that your packaging and cardboard segment sales include Container Systems and Frenkel CD sales of $349.5 million from January through August 2008. Please quantify for us all amounts included in your 2007-2008 segment data for Container Systems and Frenkel CD that relate to the periods prior to your September 1, 2008 consolidation of these entities. Explain to us the basis for including the financial information for these companies prior to your acquisition in your segment data, or revise to exclude this pro forma information from your footnote and update your related disclosures accordingly.

4.   We note the composition of adjustments for the years 2007-2009 in your response to comment four of our letter dated August 26, 2010, and the reasons why you did not separately disclose the components of such adjustments. Please reconcile for us the cancellation of Hogla and Mondi associated company sales of $2.72 million (2007) and $2.69 million (2008) to the respective sales disclosed in your segment footnote, and tell us if the amounts provided in your response include Container Systems and Frenkel CD sales that relate to the periods prior to your September 1, 2008 consolidation of these entities. Also confirm to us that you will separately identify and describe all reconciling items included in your segment adjustments to consolidation in future filings, pursuant to paragraph 28 of IFRS 8.

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You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services